UNITED STATES OF AMERICA
                         before the
             SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


______________________________________________
In the matter of

EnerShop, Inc.                                 REPORT FOR PERIOD
Dallas, Texas  75266                           October 1, 1995 to
                                               December 31, 1995
File No.  070-08645                            PURSUANT TO RULE 24


     This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by EnerShop, Inc. ("EnerShop"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26367, EnerShop is authorized to provide energy and demand side management services to nonassociates; loans to subsidiary; guarantees of subsidiary's obligations; and customer financing by subsidiary. Attached is the information required pursuant to HCAR 35-26367.

(A)
  (1) Narrative report of activities undertaken in connection with energy and demand side management services. See Exhibit A.

  (2) Description of any services received to EnerShop by Central and South West Services, Inc. and each of the electric utility company subsidiaries of CSW and the aggregate dollar value of the services by company.
     See Exhibit B.

(B)
  (1)    Statement of Income for year ended December 31,
     1995.  See Exhibit C.

  (2)    Balance Sheet for the year ended December 31,
     1995.  See Exhibit D.

  (3)    Statement of Cash Flows for the year ended
     December 31, 1995.  See Exhibit E.

  (4) Amounts and forms of currently effective CSW guarantees of and similar arrangements concerning the performance and undertaking of obligations by EnerShop.
     See Exhibit F.

  (5) Measure of hours spent by associate companies on services rendered to EnerShop. See Exhibit G.



                      S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, EnerShop,
Inc. has duly caused this report to be signed on its behalf on this 29th day of February 1996.



                                   EnerShop, Inc.


                                   /s/  Frederic L. Frawley
                                        Frederic L. Frawley
                                        Secretary